SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No. __)
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

SAPIENS INTERNATIONAL CORPORATION N.V.
(Name of Issuer)

Common Shares, par value € 0.01 per share
(Title of Class of Securities)

N7716A151
(CUSIP Number)

March 16, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N7716A151

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Clal Insurance Enterprises Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,719,363 Common Shares *

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,719,363 Common Shares *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,719,363 Common Shares *

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.2%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See Item 4.
** Based on 49,215,444 Common Shares outstanding as of October 24, 2017 (as reported by the Issuer in Exhibit 99.1 to its Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2017).

Page 2 of 6 Pages

CUSIP NO. N7716A151

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
IDB Development Corporation Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,719,363 Common Shares *

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,719,363 Common Shares *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,719,363 Common Shares *

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.2%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*See Item 4.
** Based on 49,215,444 Common Shares outstanding as of October 24, 2017 (as reported by the Issuer in Exhibit 99.1 to its Report on Form 6-K filed with the SEC on October 26, 2017).

Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer: SAPIENS INTERNATIONAL CORPORATION N.V. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices: 26 Harukmim St., Holon, 5885800 Israel

Item 2.

While IDB Development Corporation Ltd., an Israeli public corporation (“IDB Development”) is included as a Reporting Person herein, IDB Development disclaims beneficial ownership of the Common Shares reported by Clal herein, primarily as a result of the following: On August 21, 2013, the Israeli Supervisor of Capital Markets, Insurance and Savings (the "Supervisor of Insurance") appointed Mr. Moshe Terry (the "Trustee") to hold, as trustee, IDB Development's means of control in Clal (i.e., most of the shares that IDB Development holds in Clal). Moreover, the Supervisor of Insurance has not issued a control permit to IDB Development and its controlling shareholders, with respect to IDB Development's holdings in Clal and instructed IDB Development to sell its controlling stake in Clal within a set timetable.

(a)	Name of Person Filing: This Statement is filed by:

(1)	Clal Insurance Enterprises Holdings Ltd.

(2)	IDB Development Corporation Ltd.

The foregoing entities are collectively referred to as the “Reporting Persons” in this Statement.

(1)       Clal Insurance Enterprises Holdings Ltd., an Israeli public corporation (“Clal”) may be deemed to beneficially own the Common Shares reported in this Statement.  See Item 4.

(2)       IDB Development and the Trustee own shares of Clal that currently represent approximately 5.0% and 34.8%, respectively, of the outstanding shares of Clal. See the note in the beginning of this Item 2.

(b)	Address of Principal Business Offices or, if none, Residence:

Clal Insurance Enterprises Holdings Ltd.  – 36 Raul Walenberg St., Tel Aviv 66180, Israel

IDB Development Corporation Ltd.  -  The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel

(c)	Place of Organization:

Place of organization of all Reporting Persons, as the case may be, is Israel.

(d)	Title of Class of Securities:

Common Shares, par value € 0.01 per share (the “Common Shares”).

(e)	CUSIP Number:

N7716A151

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

All of the 2,719,363 Common Shares reported in this Statement as beneficially owned by Clal are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, this Statement shall not be construed as an admission by the Reporting Persons that they are the beneficial owners of any of the Common Shares covered by this Statement.

Except as set forth above, see items 5-11 of the cover page hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

Page 4 of 6 Pages

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 25, 2018

CLAL INSURANCE ENTERPRISES HOLDINGS LTD. IDB DEVELOPMENT CORPORATION LTD. BY: CLAL INSURANCE ENTERPRISES HOLDINGS LTD.

BY: /s/ Anath Levin /s/ Moshe Ernst

Anath Levin and Moshe Ernst, authorized signatories of CLAL INSURANCE ENTERPRISES HOLDINGS LTD., for itself and on behalf of IDB Development Corporation Ltd., pursuant to an agreement annexed as Exhibit 1 to this Schedule 13G.

Page 6 of 6 Pages